SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549

                                  SCHEDULE 13G

                                 SunSource Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                       867948101
--------------------------------------------------------------------------------
                         (CUSIP Number of Class of Securities)


                                 April 23, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

        [ ]  RULE 13d-1(b)
        [X]  RULE 13d-1(c)
        [ ]  RULE 13d-1(d)

CUSIP No.867948101                                          Page 2 of 6 Pages
________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     J.B. Capital Partners L.P. 13-3726439
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
________________________________________________________________________________
3.   SEC USE ONLY

________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER:

   SHARES
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER:  385,875 shares

  OWNED BY
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER:

  REPORTING
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER:  385,875 shares

    WITH
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     385,875 shares
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]

     (See Instructions)
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

     5.6% of Common Stock
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON:  PN

________________________________________________________________________________

CUSIP No.867948101                                        Page 3 of 6 Pages
________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Alan W. Weber
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
________________________________________________________________________________
3.   SEC USE ONLY

________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION:  United States of America

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER:  8,000 shares

   SHARES
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER:  385,875 shares

  OWNED BY
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER:  8,000 shares

  REPORTING
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER:  385,875 shares

    WITH
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     393,875 shares
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]

     (See Instructions)
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

     5.7% of Common Stock
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON:  IN

________________________________________________________________________________

CUSIP No.867948101                                         Page 4 of 6 Pages
________________________________________________________________________________

ITEM 1(a).  Name of Issuer:

      SunSource Inc.

ITEM 1(b).  Address of Issuer's Principal Executive Offices:

      3000 One Logan Square, Philadelphia, Pennsylvania 19103
________________________________________________________________________________


ITEM 2(a).  Names of Persons Filing:

      JB Capital Partners L.P. ("JB Capital")
      ---------------------------------------
      Alan W. Weber ("Weber")
________________________________________________________________________________

ITEM 2(b).  Address of Principal Business Office Or, If None, Residence:

      23 Berkley Lane, Rye Brook, New York 10573
________________________________________________________________________________

ITEM 2(c).  Citizenship:

      JB Capital is a Delaware Limited Partnership
      --------------------------------------------
      Weber is a citizen of the United States
________________________________________________________________________________

ITEM 2(d).  Title of Class of Securities:

      Common Stock, par value $.01 per share
________________________________________________________________________________

ITEM 2(e).  CUSIP Number:  867948101

________________________________________________________________________________

ITEM 3. If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is:

      None of the reporting persons is an entity specified in Rule 13d-1(b)(1)(ii).

ITEM 4.     Ownership:

(a) Amount beneficially owned by all reporting persons:  393,875 shares



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CUSIP No.867948101                                          Page 5 of 6 Pages
________________________________________________________________________________

(b) Percent of class:  5.7% of Common Stock
(c) Number of shares as to which the reporting persons have:

      (i)   sole power to vote or to direct the vote:  8,000 shares
      (ii)  shared power to vote or to direct the vote:  385,875 shares
      (iii) sole power to dispose or to direct the disposition:  8,000 shares
      (iv)  shared power to dispose or to direct the disposition: 385,875 shares
________________________________________________________________________________

ITEM 5.  Ownership of five percent or less of a class.

      Not applicable.

ITEM 6. Ownership of more than five percent on behalf of another person.

      Not applicable.

ITEM 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company.

      Not applicable.

ITEM 8.  Identification and classification of members of the group.

      None of the reporting persons is an entity specified in Rule 13d-1(b)(1)(ii).

ITEM 9.  Notice of dissolution of group.

      Not applicable.

ITEM 10.  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.867948101                                       Page 6 of 6 Pages
________________________________________________________________________________


Dated:  May 2, 2001


                                    JB CAPITAL PARTNERS L.P.


                                    By:   /s/ Alan W. Weber
                                        ----------------------------------------
                                          Alan W. Weber, General Partner


                                         /s/ Alan W. Weber
                                        ----------------------------------------
                                         Alan W. Weber, Individually *


                                    /s/ Alan W. Weber
                                    --------------------------------------------
                                    Alan W. Weber, Individually **

      * Regarding shares to which this reporting person holds shared voting and dispositive power.
      ** Regarding shares to which this reporting person holds sole voting and dispositive power.